April 30, 2009
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:   MetLife, Inc.
         Form 10-K for the fiscal year ended December 31, 2008
         Definitive Proxy statement filed March 31, 2009
         File No. 001-15787
Dear Mr. Riedler:
This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated April 16, 2009 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement filed March 31, 2009 (the “Proxy Statement”).
Compensation Discussion and Analysis
1.	We note your statement on page 44 that at the beginning of 2008, the Chief Executive Officer and the Compensation Committee established goals and objectives that were designed to drive company performance. We note the general description of these goals on page 48. The key financial goals are described as “Operating Earnings, Earnings per Share, and Return on Equity.” You have also disclosed the actual results of these measures for 2007 and 2008 but have not described the specific goals. It is not sufficient to state that the goals were achieved without saying more specifically what these goals were. Please revise to provide a more complete description of these goals. To the extent that the goals were quantified, your description should also be quantified.
Additionally, we note that your 2007 proxy statement disclosed that you established several threshold levels of operating earnings and return on equity. For each level an additional percentage of that level was added to the Maximum Amount of AVIP awards and the Maximum Amount increased with each successively higher level of operating earnings and return on equity that you achieve. Does your Annual Variable Awards Plan still work the same way? If it does, please disclose the threshold levels and explain how much the Maximum Amount increases.

Mr. Jeffrey Riedler
April 30, 2009

Response to Comment # 1
The Named Executive Officers’ key financial goals for operating earnings, operating earnings per share, and operating return on equity for 2008 were also the Company’s goals for that year. The Company’s goals for operating earnings ($4.515 billion) and operating return on equity (13.3%), as expressed in its business plan for 2008, were disclosed on page 49 of the Proxy Statement. The Company’s 2008 business plans for each category, expressed in ranges, were also disclosed by the Company on a Form 8-K filed on December 3, 2007. In response to the staff’s comments, the Company will disclose in future proxy statements, where applicable, that the Named Executive Officers’ key financial goals were those set forth in the Company’s business plan. The Company will also continue to disclose those goals, and will do so in future proxy statements in proximity to the disclosure of the Company’s results.
The formula approved by the Company’s Compensation Committee to determine the aggregate maximum amount available for all Annual Variable Incentive Plans awards for 2008 (the “Maximum Amount”) was similar in nature to the formula approved for 2006 that was described in the Company’s 2007 proxy statement. However, the Maximum Amount did not increase in 2008. Rather, it declined by 53% from 2007 ($529 million) to 2008 ($246 million), and declined from 11.1% of Operating Earnings in 2007 to 9% of Operating Earnings in 2008.
In response to staff comments on the Company’s 2007 proxy statement, the Company agreed to disclose the actual amounts of operating earnings and return on equity used to calculate the Maximum Amount, how those amounts compared to the Company’s business plan, the Maximum Amount that would have been produced under the results provided under the Company’s business plan, and related disclosure. This disclosure appears on page 49 of the Proxy Statement. We believe this disclosure is more meaningful and informative than the formula used to determine the Maximum Amount. Our current disclosure compares the Company’s performance goals (in the business plan) to actual results, and analyzes how results differing from the performance goals affects the Maximum Amount. Moreover, individual Annual Variable Incentive Plan awards are completely discretionary and determined by the Compensation Committee using its judgment of all relevant factors as a whole. They are not determined by the Maximum Amount formula or by any other formula (page 46 of the Proxy Statement).
2.	We also note you have described your non-financial goals in generic terms. For example, the goals include strategic growth initiatives, financial and risk management, etc. Were the goals that the Chief Executive Officer and Compensation Committee more specifically defined? To the extent they were more specifically defined and/or quantified, please provide the more specific description of each goal and disclose any applicable thresholds or quantified targets.
Response to Comment # 2
Our response to this comment is included in our response to comment # 3 below.
3.	Given that 90% of your CEO’s compensation is variable and 78% of all other Executive Group Members’ compensation is variable, please provide further discussion of the analysis performed by your Compensation Committee in determining the variable components awarded to each Named Executive Officer. We note the discussion of goals and achievements for each executive on pages 48 and 49 but the disclosure does not provide clearly defined goals. Therefore, the identified accomplishments do not provide an understanding of the extent to which all goals were accomplished, goals were exceeded or goals were not accomplished.

Mr. Jeffrey Riedler
April 30, 2009

Response to Comment # 3
The Proxy Statement describes the Company’s Executive Group members’ key non-financial goals for 2008 by category on p. 48, and provides specific material goals for each Named Executive Officer on pages 48-49. These goals call for inherently subjective and qualitative assessments by the Compensation Committee. Further, the Compensation Committee determines total incentive compensation in its discretion using its judgment of relevant factors as a whole. This determination includes consideration of various elements of performance, and is not based on a formula (page 46 of the Proxy Statement). Nor does the Compensation Committee structure particular elements of compensation to relate to separate individual goals or performance (pages 41 and 46 of the Proxy Statement). Accordingly, there are no applicable thresholds or quantified targets related to the Named Executive Officers’ goals that are material to an understanding of the Company’s 2008 compensation policies and decisions.
Pages 48-49 of the Proxy Statement also include a discussion of those accomplishments the Compensation Committee considered in determining the Named Executive Officers’ annual incentive compensation. As such, the disclosure identifies accomplishments (including those relative to goals) that were material to the Named Executive Officers’ compensation.
Further, the economic and business conditions in which the Company operates changed radically in the second half of 2008. The Compensation Committee considered the Named Executive Officers’ response to new challenges not reflected in their goals determined earlier in the year; in fact, those responses took on an increased importance. These factors, along with other elements of the Named Executive Officers’ performance that the Compensation Committee considered, were disclosed on pages 48-49 of the Proxy Statement.
*****
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler
April 30, 2009

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at (212) 578-2600.
Sincerely,
Richard S. Collins
Senior Chief Counsel
cc: C. Robert Henrikson